Exhibit 99.1



                         CHINA AUTOMOTIVE SYSTEMS, INC.

                           CODE OF CONDUCT AND ETHICS

Dear Officer, Director or Employee:

  China Automotive Systems, Inc.'s reputation for ethical, moral and legal business conduct is one of its most valuable assets. We have built this reputation by conducting our business with honesty and integrity. To reaffirm this long-standing practice, we have adopted this Code of Conduct and Ethics, which applies to our officers, directors and employees.

  Every one of us is responsible for adhering to these guidelines in our daily lives as directors, officers or employees of China Automotive Systems, Inc. and/or its subsidiaries ("Company") and for making every effort to ensure that our rules of conduct are respected by all. Ultimately, we rely on you to use good judgment and care in the performance of your job responsibilities. In exercising your judgment, you should consider the Code's guidelines as well as its intent and spirit. It goes without saying that conduct contrary to these rules is punishable by disciplinary action up to and including termination.

  If you have questions about the Code or its application to a specific situation, you should contact your supervisor or your Human Resources Representative.



                                                    ----------------------------
                                                    Hanlin Chen
                                                    Chief Executive Officer

We Comply with the Law

  As officers, directors and/or employees of a global company, each of us must comply with the letter and spirit of every applicable local, state, federal and foreign law or regulation. Violations of these laws can be extremely costly to us and can subject us to criminal penalties. Each of us is responsible for understanding the laws and regulations that relate to our job. Certain laws demand the attention of all employees, officer and directors. These include the following.

    o Securities Laws - You may not buy, sell or recommend to others China Automotive Systems, Inc. stock or any other company's stock if you have "material inside information". Engaging in securities trading while in possession of such information is a violation of both civil and criminal law. Material inside information is any information that, if it were made public, could affect any investor's decision to buy or sell the stock of a company. All such information should be kept strictly confidential.

    o Antitrust Laws - Antitrust laws generally prohibit agreements with competitors, suppliers or customers that constitute unlawful restraint of trade, as well as price discrimination. This is a complex area, and officers, directors and employees (such as those in sales), whose activities cause them to confront these issues must familiarize themselves with the antitrust laws.


    o Laws Governing International Activities - If you are involved in international activities, you must be familiar with the Foreign Corrupt Practices Act. This Act generally prohibits payments to foreign officials to induce actions by them and requires us to maintain accurate books and records and a system of internal controls. We are prohibited from taking any action in support of an international boycott not sanctioned by the U.S. government. If you are involved in exports, including the transmission of technical data over the Internet or other electronic means, you must be familiar with the export laws and our policies and procedures.


    o Employment Laws - We are committed to providing a work environment that is free from all forms of discrimination, including sexual harassment and harassment based on race, color, religion, sex, national origin, age, disability or other protected status. We provide equal opportunity in all of our employment practices and seek to ensure that each one of us is treated with fairness and dignity.


    o Occupational Health and Safety and Environmental Laws - We are committed to providing a healthy and safe work environment. Each of us must abide by company standards in safety matters, do our part to maintain a healthy and safe work environment and take the necessary steps to ensure our own safety and the safety of others. We do not condone, and we will not tolerate, illegal drug use or abuse of alcohol by our employees. We also respect and protect the environment. Therefore, each of us must adhere to environmental laws and regulations.

We Avoid Conflicts of Interest

  A conflict of interest exists when an individual's duty of undivided commercial loyalty to the Company is or is perceived to be prejudiced by actual or potential personal benefit from another source. Conflicts of interest may result directly through your activities or indirectly through the activities of a family member, a person sharing your household or a person with whom you are associated. Generally, you may not solicit or accept salaries, fees, commissions or any other type of compensation from any individual or organization that conducts or seeks to conduct business with the Company or one of our competitors, and you may not have a financial or other interest in those who deal with the Company. You may not make a loan or extend credit to or receive a loan or credit from those who deal with the Company. You must not directly or indirectly attempt to influence any decision of the company in order to derive a personal or financial benefit. In case of doubt, ask.

We Protect Confidential Information

  Data, information and documents pertaining to the Company may be used only in the performance of your duties and may be disclosed or communicated to persons outside of the Company only to the extent that the information is needed by them in connection with their business relations with the Company. Each of you is required to keep this information confidential during our employment with the Company and after our employment terminates. This information includes our design and manufacturing technology, other intellectual property we use, business and financial information pertaining to sales, earnings, balance sheet items, business forecasts, business plans, acquisition strategies and other information of a confidential nature. Any contact from the media should be referred to the Company's investor relations department or Chief Executive Officer, and none of you should speak with the media.

We Do Not Make or Accept Improper Payments or Gifts

  Improper payments include anything of more than nominal value given to any person to obtain preferential treatment for the Company or an officer, director or employee. You may not solicit or accept gifts or favors of more than nominal value from persons who deal or seek to deal with the Company. Likewise, you may not give such gifts or favors to these persons.

We Do Not Use Company Assets or Funds for Political Contributions

  No person may use funds or assets of the Company to support a political party, committee or candidate. We will not reimburse officers, directors or employees for political contributions, and the Company does not make political contributions. If you wish to participate in political activities, you must do so during non-work hours and away from the Company property.

We Respect the Company and Each Other

  Respect for the Company means not only avoiding misuse of Company funds and property, it includes identifying misuse and waste by others, creating and maintaining accurate books and records, safeguarding all types of information about the Company, complying with our document retention policy, complying with internal controls and procedures and avoiding conduct that interferes with our functioning in our position to the best of our ability. Respect for others means respecting their property, their self-esteem and their contributions to the overall success of the Company.

We Acknowledge Special Ethical Obligations for Financial Reporting

  As a public company, it is of critical importance that the Company's filings with the Securities and Exchange Commission be accurate and timely and be prepared in accordance with generally accepted accounting principles. Depending on their position with the Company, employees, officers or directors may be called upon to provide information to assure that the Company's public reports and other public communications are complete, fair and understandable. The Company expects all of its personnel to take this responsibility seriously and to provide prompt and accurate answers to inquiries related to its public disclosure requirements. The Chief Executive Officer, Chief Financial Officer and finance department personnel have a special role both to adhere to these principles themselves and also to insure that a culture exists throughout the Company as a whole that insures the fair and timely reporting of our financial results and condition. The Chief Executive Officer and finance department personnel, in addition to adhering to all other provisions of this Code of Conduct and Ethics, are responsible for promptly bringing to the attention of the Audit Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assisting the Audit Committee in fulfilling its responsibilities as specified in its Charter.

Implementation and Reporting Obligations

  Adherence to the Code of Conduct and Ethics is the obligation of each officer, director and employee. The Company will consistently enforce this Code of Conduct and Ethics through appropriate disciplinary means. Any failure to comply with the Code will not be tolerated and will result in disciplinary action, which may include termination of employment.

  In the event any officer, director or employee believes that the Company has engaged or is about to engage in any activity which violates any foreign, federal, state, or local law, rule or regulations, such officer, director of employee shall promptly advise the Audit Committee.

  Pursuant to procedures adopted by it, the Audit Committee will determine whether violations of the Code have occurred and, if so, will determine the disciplinary measures to be taken against any director, officer, employee or agent of the Company who has violated the Code. Disciplinary measures, which may be invoked at the discretion of the Audit Committee include, but are not limited to, counseling, oral or written reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, termination of employment and restitution.

  The Company will not permit retaliation of any kind on or on behalf of the Company against an officer, director or employee, as a result of good faith reporting or an actual or suspected violation of this Code of Conduct and Ethics or any standard of ethical and lawful conduct. Retaliation is itself a violation of this Code. Any such retaliation shall be reported using the reporting procedures outlined above.

  Persons subject to disciplinary measures include, in addition to each actual violator, others involved in the wrongdoing such as (i) individuals who fail to use reasonable care to detect a violation, (ii) individuals who, if requested to divulge information, withhold material information regarding a violation, and (iii) supervisors who approve or condone violations or attempt to retaliate against those reporting violations or violators.

  If you have any questions about the Code or how it applies to a particular situation or transaction, you should contact your supervisor or your Human Resources representative.

  If you become aware of a situation that you believe may be in conflict with the Code, you should immediately contact your supervisor or your Human Resources representative. We will keep the information that you provide during an investigation confidential to the greatest extent possible.

Amendment and Waiver

  The Code may not be waived or amended with respect to directors or executive officers.